G-III Apparel Group, Ltd.

512 Seventh Avenue

New York, New York 10018

March 7, 2007

VIA EDGAR TRANSMISSION AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Scott M. Anderegg, Esq.

Re:

G-III Apparel Group, Ltd.
Registration Statement on Form S-3

No. 333-139795

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, G-III Apparel Group, Ltd. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the same may become effective at 2:00 p.m., Washington, D.C. time, on Thursday, March 8, 2007, or as soon thereafter as practicable.  In addition, the Registrant hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please call Neil Gold at (212) 318-3022 or Manuel Rivera at (212) 318-3296.

Very truly yours,

G-III APPAREL GROUP, LTD.

By: /s/ Morris Goldfarb

Morris Goldfarb
Chief Executive Officer